Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change:

November 8, 2006

Item 3

:

News Release

The news release was dated November 8, 2006 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

•

8 new intersections of Cu–Au mineralization were encountered beneath the outline of the current resource.  The most significant was 1.20% Cu, and 1.07g/t Au over 148 metres (m) (62m horizontal thickness).

•

The deepest of these intersections was approximately 1.1 kilometre (km) below surface and is the deepest intersection of mineralization obtained to date at the project.

•

These results, in combination with those previously released (May 25, 2006), have outlined a new zone of mineralization beneath the existing resource.

•

Mineralization remains open at depth.

Item 5

:

Full Description of Material Change

SUMMARY OF RESULTS

These results were obtained from the program of underground diamond drilling, conducted from the exploration decline.  Of these latest intersections, 6 were from new holes, with the remaining 2 being new intersections identified from additional sampling of previously completed diamond drill holes.  All intersections from this program are summarized in the table below.

TABLE 1

RESULTS OF UNDERGROUND EXPLORATION DRILLING – C ZONE

DDH	From (m)*	To (m)*	Length (m)*	Horizontal Thickness (m)*	Cu (%)	Au (g/t)	Ag (g/t)	Cu Eq** (%)
New Intersections
UA-70	684	694	10	4	0.21	0.10	0.00	0.26
UA-78	564	712	148	62	1.20	1.07	1.87	1.80
UA-80	672	736	64	26	0.15	0.37	0.26	0.35
UA-85	552	554	2	1	0.39	0.73	0.40	0.79
	634	636	2	1	0.47	0.71	0.50	0.86
UA-87	638	696	58	22	1.29	0.50	5.51	1.59
UA-96	604	634	30	12	1.39	0.85	3.01	1.87
UA-100	764	836	72	24	0.78	0.61	1.63	1.12

Previously Released Intersections
UA-66	606	646	40	12[1]	1.40	1.29	3.44	2.12
UA-69	596	708	112	40	1.70	1.47	3.51	2.52
UA-70	732	770	38	15	0.97	1.21	1.80	1.64
UA-77	518	550	32	15	1.24	1.34	1.27	1.98
UA-79	568	590	22	8	1.02	1.48	1.67	1.84
	634	682	48	19	0.74	0.72	0.98	1.14
UA-80	560	650	90	37	1.39	1.26	2.11	2.09

*Numbers rounded to nearest whole number

 ** Copper Equivalent

Assumptions used to calculate Cu Eq: Cu = $1.20/lb; Au = $450/oz; Ag = $5.25/oz, and recoveries of 90% for Cu and Au, and 75% for Ag.

1 UA 66 was stopped in mineralization due to technical difficulties

This program has identified a new mineralized zone, (the C Zone) vertically below the existing resource (Main Zone).  The C Zone occurs over a strike length of approximately 670m and a vertical distance of approximately 300m, and remains open at depth.  It appears to form 2 distinct lenses, with the more westerly being the highest grade and thickest.  The eastern limit of the east lens has been defined by drilling, while the western limit of the west lens has yet to be defined. The 2 lenses are separated by a cross-cutting structure which can be correlated with a feature that is associated with an area of lower grade, and less continuous mineralization, in the Main Zone.

The C Zone lies within the same structural corridor as, but is physically distinct from, the Main Zone.  In most locations, the separation from the Main Zone is very marked, although locally (as in attached section 3200E) the 2 Zones are less clearly separated.  In such areas it is likely that the lower outline of the Main Zone may be modified to reflect the shape of the C Zone.  The mineralization in the C Zone is hypogene (chalcopyrite as the dominant Cu-bearing mineral).  Overall, the C Zone is narrower than the Main Zone, although the thickness at depth is not known at this time.  The current surface exploration program is designed to test for the potential of the mineralization to continue, and potentially increase in thickness, at depth.  Among the latest results are those from hole UA-100 (see table above) which intersected Cu-Au mineralization at a vertical depth of 1.1Km, and is the deepest intersection encountered to date at the project.

The C Zone is not yet included within the current resource, although the intention is to update the overall resource estimation to include this mineralization, at a future date.

ONGOING EXPLORATION

The focus of all recent exploration work has been the area immediately around the current resource.  Underground exploration drilling is now complete, as mineralization has been tested to the maximum depth possible, given the constraints imposed on the available drill positions, as a result of the geometry of the mineralization and location of the exploration decline relative to the mineralization.

The potential for further extensions of mineralization at depth are now being tested with a surface diamond drill which has the capacity to complete holes up to 3000m in length.  The first hole in this program targeted the area beneath the western lens of the C Zone, but was abandoned prior to target depth due to technical difficulties.  A second hole was completed beneath the eastern lens of the C Zone, and results are pending.  The third hole is being drilled currently and is targeting the area beneath the western lens.

In addition to the potential for additional mineralization at depth, the other two most prospective areas which will be targeted are 1) South of the Hanging Wall Fault (i.e. south of Main Zone), and 2) East of the currently outlined C Zone.

All regional exploration work is currently being compiled for both the New Afton and Ajax Properties.  We are in the process of preparing future exploration programs, on both properties, to be conducted once the Feasibility Study has been completed.

PROJECT UPDATE

The Feasibility Study is scheduled for completion before year end.  Following a review period, the final study will be made publicly available in Q1, 2007.  The final mine permit application is scheduled to be submitted shortly.  Additionally, the Company is in the process of reviewing proposals from mining contractors to complete the underground development work (which will be required to put a new mine into production) and hope to award this contract in the near future.  Discussions are also continuing with Barclays Capital to look at potential debt structures to complete the financing requirements for development of a new mine (assuming a positive Feasibility Study).

QUALIFIED PERSON

These exploration results have been prepared and approved by Brian O’Connor P.Geo., Chief Geologist for New Gold Inc., who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Scott Wilson Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President & Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated November 9, 2006.